
03054799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Boulevard, Suite 1200
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard K. Cappello 310-393-6632
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 19 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniells Phillips Vaughan & Bock
(Name - *if individual, state last, first, middle name*)

300 New Stine Road	Bakersfield	Ca	93309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard K. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.


BERNADETTE KATHLEEN RUEDA-SMITH
Comm. # 1348303
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires March 25, 2006

Signature

President & C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPPELLO CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL

December 31, 2002

CONTENTS


Daniells
Phillips
Vaughan
& Bock

Member of the McGladrey Network

Member of AICPA Division for Firms
Private Companies Practice Section

NANCY C. BELTON

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

We have audited the accompanying statement of financial condition of **Cappello Capital Corp.** as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of **Cappello Capital Corp.** as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Daniells, Phillips, Vaughan & Bock

Bakersfield, California
February 20, 2003

300 New Stine Road • Bakersfield, CA 93309 • Tel. 661.834.7411 • Fax 661.834.4839 • www.dpvb.com

CAPPELLO CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	99,486
Furniture and equipment, net of accumulated depreciation of $16,779		8,998
Investment in not readily marketable securities, at estimated fair value		3,850
	$	112,334

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	150
Stockholder's Equity (Note 3)		
Common stock, $ 1 par value; authorized 1,000,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		312,238
Retained earnings (deficit)		(200,154)
		112,184
	$	112,334

See Notes to Financial Statements.

CAPPELLO CAPITAL CORP.

NOTES TO FINANCIAL STATEMENT

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Cappello Capital Corp. ("the Company") is a California corporation formed in February 1992, for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmit all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment: Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over five to seven years.

Investment in securities: Securities not readily marketable are valued at fair value as determined by management.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

Note 2. State Income Taxes

The Company has elected S Corporation status for income tax purposes, which requires that the corporate income or loss be distributed to the stockholder for inclusion in his personal income tax returns. The State of California imposes a surtax on the corporation of 1.5% of taxable income, in addition to the taxable income or loss being reported in the stockholder's personal return.

CAPPELLO CAPITAL CORP.

NOTES TO FINANCIAL STATEMENT

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $99,336 and $5,000, respectively. The Company's net capital ratio was 0.0 to 1.0.

A reconciliation of the December 31, 2002 FOCUS report is as follows:

	Additional Paid-in Capital	Retained Earnings (Deficit)
Components of stockholder equity as shown on original FOCUS report	$ 290,512	$ (178,427)
Reclassify stockholder contribution	21,726	(21,727)
Components of stockholder equity as shown on amended FOCUS report	$ 312,238	$ (200,154)

Note 4. Transactions with Related Party

The Company has a corporate finance agreement with Cappello Group, an affiliated Company. The sole shareholder of the Company is related to the sole shareholder of Cappello Group. Cappello Group receives a corporate finance fee from time to time as the Company and Cappello Group determine for special services rendered. No corporate finance fee is to be paid or accrued which will cause the net capital of the Company to drop below $10,000, or cause the aggregate indebtedness to net capital ratio of the Company to exceed 8 to 1. In the event Cappello Group is not able to continue to provide these services, the Company would be required to obtain them from a third party at a cost that cannot presently be estimated. For the year ended December 31, 2002 corporate finance fees paid to Cappello Group amounted to $1,370,900 and are included in general and administrative expense.

Note 5. Major Customers/Suppliers

During the year ended December 31, 2002 the Company received approximately 52% of its revenues from three clients. During the year ended December 31, 2002 the Company incurred approximately 86% of its general and administrative expenses with one company, which is explained further at Note 4.



Daniells
Phillips
Vaughan
& Bock

Member of the McGladrey Network

Member of AICPA Division for Firms
Private Companies Practice Section

NANCY C. BELTON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

In planning and performing our audit of the financial statements and supplemental schedule of **Cappello Capital Corp.** (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 New Stine Road • Bakersfield, CA 93309 • Tel. 661.834.7411 • Fax 661.834.4839 • www.dpvb.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bakersfield, California
February 20, 2003